                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1. Press release re MTS Announces the Appointment of Alon Mualem as the New CFO

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: September 25, 2007

MTS ANNOUNCES THE APPOINTMENT OF ALON MUALEM AS THE NEW CFO

- Alon Mualem to Replace Shlomi Hagai as CFO; Shlomi Hagai Leaves to Pursue New
Business Opportunities -

RA'ANANA, Israel, September 25, 2007 /PRNewswire-FirstCall/ - MTS - Mer
Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telemanagement, Billing and Telecom expenses solutions , today announced that it has named Mr. Alon Mualem as Chief Financial Officer. Mr. Mualem replaces
Shlomi Hagai, the company's COO and CFO, who is leaving after seven years of service to pursue new business opportunities.

Mr. Mualem brings with him a wealth of knowledge and over 15 years of experience in the financial and public arenas. Prior to joining MTS, Mr. Mualem held the
CFO responsibilities at Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd. Before that,
Mr. Mualem was the CFO of CheckM8, Ltd., a high-tech Internet advertising firm located in Israel. He also held other senior executive positions at RADVISION
Ltd. (NASDAQ: RVSN) and at RAD Data Communication Ltd. In addition, Mr. Mualem worked with a public accounting firm, based in Israel, which is an affiliate with the international public accounting firm, KPMG. Mr. Mualem holds a B.A.
degree in Economics and Accounting from Tel Aviv University and is licensed as a
CPA in Israel.

"We are pleased to welcome alon mualem to the mts team," said eytan bar, president and chief executive officer. "Alon's experience with successful high-tech public companies is a valuable asset to mts's management team and will allow a smooth transition in mts financial reporting. In his new role, alon will be responsible for all our financial activities."

Mr. Bar continued, "We would like to thank shlomi for his seven year career with mts, where he made substantial contributions to our company."

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care &
billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care &
billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with
Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ
Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and
Exchange Commission.

Contacts:

COMPANY:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: alon.mualem@mtsint.com